Exhibit 99.2

EXECUTION VERSION

AMENDMENT AND WAIVER

This AMENDMENT AND WAIVER, dated as of May 23, 2025 (this “Amendment and Waiver”), is by and between:

(i)	Cango Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Seller”); and

(ii)	Ursalpha Digital Limited, a company incorporated under the Laws of British Virgin Islands (the “Purchaser”).

The parties to this Amendment and Waiver are collectively referred to as the “Parties” and individually, a “Party.”

WHEREAS, the Parties have entered into that certain Share Purchase Agreement, dated as of April 3, 2025 (as amended or restated, the “SPA”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the SPA.

WHEREAS, the Purchaser has the right to, pursuant to Section 5.7 of the SPA, deliver a Sale Reversal Notice in connection with the occurrence of a Trigger Event;

WHEREAS, pursuant to Section 6.3(b) of the SPA, the Voting Proxy having been entered into and remaining in full force and effect is a condition to the obligations of the Seller to proceed to consummate the sale and purchase of the Sale Shares;

WHEREAS, each Party desires to consent to the amendments and waivers set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, and subject to and on the terms and conditions set forth in this Amendment and Waiver, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

SECTION 1.     Voting Proxy.

(a)	The Seller hereby irrevocably waives the condition set forth in Section 6.3(b) of the SPA as a condition to its obligations to proceed to consummate the sale and purchase of the Sale Shares.

(b)	The Seller hereby irrevocably waives the Purchaser’s obligation under Section 2.6(c) of the SPA.

(c)	The Purchaser hereby irrevocably waives the Seller’s obligation under Section 2.5(e) of the SPA.

SECTION 2.     Sale Reversal. The Purchaser hereby irrevocably waives the right to deliver a Sale Reversal Notice pursuant to Section 5.7 of the SPA and confirms that it will not exercise any rights in respect of the Sale Reversal thereunder.

SECTION 3.     Termination Report. Section 5.4 of the SPA shall be deleted in its entirety and replaced with the following:

“As soon as practicable, but in any event within three (3) Business Days after the Closing Date, the Seller shall submit a report of the termination of the Seller’s status as a China Concept Stock (中概股) to the CSRC (the “Termination Report”), and shall promptly deliver a copy of the Termination Report to the Purchaser after such submission.

To the extent legally permissible, the Seller shall promptly notify the Purchaser of the receipt by it of all comments, feedbacks or communications (collectively, “Comments”) of CSRC with respect to the Termination Report, including any request for an amendment or supplement to such Termination Report, and shall provide the Purchaser and its counsel with copies of any written Comments and update the Purchaser in reasonable details with respect to oral Comments. The Seller shall use its reasonable efforts promptly to (i) provide responses to CSRC with respect to all such Comments received and (ii) resolve such objections, if any, as may be asserted by the CSRC with respect to the Termination Report. The Purchaser shall have the right to review the draft responses to be submitted to the CSRC in connection with any such Comments.”

SECTION 4.     Compliance. The following language shall be inserted after Section 5.12 of the SPA as a new Section 5.13, to which, for the avoidance of doubt, Section 7.17 of the SPA shall apply in the event of any breach thereof:

“Section 5.13.     Compliance. The Seller shall, and shall cause the Founders and their respective Affiliates to, comply in all material respects with applicable Laws where such compliance is required or necessary in connection with the transactions contemplated under the SPA, including such applicable Laws of the PRC. For the avoidance of doubt, the failure by the Founders and their respective Affiliates to comply with the obligations described in this Section 5.13 shall be deemed a breach by the Seller of this Section 5.13.”

SECTION 5.     General Provisions.

(a)	Except as expressly provided herein, nothing in this Amendment and Waiver shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the SPA or shall be deemed or construed to amend, supplement or modify the SPA or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect.

(b)	This Amendment and Waiver shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

(c)	This Amendment and Waiver may be executed and delivered in any number of counterparts, each of which, when so executed, will be deemed an original and all of which taken together will constitute one and the same agreement. Signatures of a Party which are sent to the other Party by e-mail (pdf.) or by facsimile transmission shall be binding as evidence of acceptance to the terms hereof by such Party.

(d)	This Amendment and Waiver, the SPA, the Transaction Documents and any other documents and instruments and agreements among the Parties as contemplated hereby and thereby or referred to herein and therein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

IN WITNESS WHEREOF, the Parties have duly executed this Amendment and Waiver as of the date first written above.

SELLER
CANGO INC.

By:	/s/ Jiayuan Lin

Name: Jiayuan Lin ()
Title: Director

[Signature Page to Amendment and Waiver]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment and Waiver as of the date first written above.

PURCHASER
URSALPHA DIGITAL LIMITED

By:	/s/ Chang-Wei Chiu
Name: Chang-Wei Chiu
Title: Authorised Signatory

[Signature Page to Amendment and Waiver]